August 29, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:	Kathleen Krebs
Matthew Derby

Re:	Super League Enterprise, Inc.
Registration Statement on Form S-3
Filed July 17, 2025
File No. 333-288730

Ladies and Gentlemen:

This letter is submitted on behalf of Super League Enterprise, Inc. (the “Company”) in response to the comments from the staff of the Division of Corporation Finance, Office of Technology (the “Staff”), of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated August 7, 2025 (the “Staff Letter”) with respect to the Company’s Registration Statement on Form S-3 submitted to the Commission on July 17, 2025 (the “Registration Statement”).

We are concurrently submitting Amendment No. 1 to the Registration Statement (the “Amendment “) which reflects changes made in response to the Staff Letter, converts the Registration Statement to a Registration Statement on Form S-1, and certain other changes.

For ease of reference, each of the Staff’s comments is indicated in this letter in italics, followed by the Company’s responses thereto.

Registration Statement on Form S-3

Prospectus Summary

The Offering, page 2

1.

Please disclose whether there is a floor price for the investor's purchase price under the Equity Purchase Agreement. If not, expand your risk factor disclosure to address the additional dilution that may occur with no floor price. In addition, indicate that the investment amount paid by the investor under the Equity Purchase Agreement for each put by the company is 92% of the lowest trading price for the three consecutive trading days following the put date minus clearing costs equal to 6% of the purchase price. Disclose the resulting total discount to the trading price the investor will pay to the company for the shares.

Response

The Company respectfully acknowledges the Staff’s comments and advises that the Company has revised the Registration Statement to disclose that there is no floor price for the selling stockholder’s purchase price under the Equity Purchase Agreement, and expanded the risk factor disclosure to address the additional dilution that may occur with no floor price. The Company further revised the Registration Statement to (i) indicate that investment amount paid by the selling stockholder under the Equity Purchase Agreement for each put is 92% of the lowest trading price for the three consecutive trading days following the put date minus clearing costs, and the resulting total discount to the trading price the selling stockholder will pay to the Company for the shares. Please see pages 5, 6, 7, 10, 11, 19, 20, and 21.

2.

Disclose that you may not have access to the full $20 million amount available under the Equity Purchase Agreement. To provide context, disclose the amount of net proceeds you would receive under the Equity Purchase Agreement if you issued to the investor all of the shares being registered based upon the most recent trading price of your shares, taking into account the purchase price of 92% of the trading price minus clearing costs equal to 6% of the purchase price. Also disclose the total number of shares you would have to issue to obtain the $20 million maximum amount under the Equity Purchase Agreement based upon your most recent share price, purchase price and clearing costs.

Response

The Company respectfully acknowledges the Staff’s comments and advises that the Company has revised the Registration Statement to disclose that the Company will not have access to the full $20.0 million amount available under the Equity Purchase Agreement, including the amount of net proceeds the Company would receive under the Equity Purchase Agreement if the Company issued to the investor all of the shares being registered based upon the most recent trading price of the Company’s shares after taking into account the purchase price and clearing costs. The Company has further revised the Registration Statement to disclose the total number of shares the Company would have to issue to obtain the $20.0 million maximum amount under the Equity Purchase Agreement based upon the Company’s most recent share price, the purchase price, and clearing costs. Please see pages 10, 11, 20, and 21.

3.

Please disclose the formula for adjusting the number of shares underlying the pre- funded warrant and provide an example of how it will work. Also indicate whether the investor may exercise the warrant and sell the shares prior to the final determination of the number of shares underlying the warrant.

Response

The Company respectfully acknowledges the Staff’s comments and advises that the Company has revised the Registration Statement to: (i) disclose the formula for adjusting the number of shares underlying the pre-funded warrant, (ii) provided an example of how the adjustment will work, including a table setting forth such adjustments at different hypothetical prices, and (iii) that the investor can exercise the warrant at any time, so long as (a) any exercise does not cause the selling stockholder to exceed the beneficial ownership limitation of 4.99%, and (b) all exercises thereunder do not exceed 19.99% of the number of shares of common stock outstanding immediately prior to the execution of the Equity Purchase Agreement prior to receiving the approval of the Company’s stockholders in accordance with the rules and regulations of the Nasdaq Capital Market, in each case, the selling stockholder may only sell the shares of common stock issued in connection with the exercise upon the Registration Statement becoming effective. Please see pages 5, 10, 11, and 21.

Risk Factors

Shares of our preferred stock have certain approval rights with respect to issuances of

Common Stock..., page 9

4.

You indicate that, although you are required to receive consent from the majority of holders of each series of Series AA Convertible Preferred Stock prior to issuing the shares of common stock that are being offered and sold in the current offering, you intend to receive ratification from the Series AA Convertible Preferred after the consummation of the offering. Please explain why you are not seeking such approval before the offering. Provide your analysis of how not obtaining the required approval before the issuance of the shares will impact the valid issuance of the shares being registered and your ability to receive an opinion of counsel that the shares will, when sold, be legally issued, fully paid and non-assessable.

Response:

The Company respectfully acknowledges the Staff’s comments and advises that prior to the commencement of the Offering and the Registration Statement becoming effective, the Company will have received the following from the holders of a majority of the shares of each subseries of the Company’s Series AA Convertible Preferred Stock (i) a waiver of all prior issuances below the respective Conversion Price Floors, and (ii) the approval of any future issuances of Common Stock below the respective Conversion Price Floors. Therefore, upon issuance, the shares will be validly and legally issued, fully paid and non-assessable. We respectfully inform the staff that the disclosures regarding this matter have been removed from the Registration Statement.

We received a notice from Nasdaq that our common stock may be delisted from trading on the Nasdaq Capital Market..., page 10

5.

Please update your disclosure regarding the status of your non-compliance with Nasdaq Listing Rule 5550(b)(1), which requires the company to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing on The Nasdaq Capital Market. Disclose the date you submitted your plan of compliance and whether you have received a response from Nasdaq.

Response

The Company respectfully acknowledges the Staff’s comments and advises that the Company has updated the risk factor to disclose the status of the Company’s non-compliance with Nasdaq Listing Rule 5550(b)(1), including the disclosure of the date the Company submitted the plan to regain compliance and the responses received from Nasdaq. Please see page 16.

The Equity Purchase Transaction, page 14

6.

Please revise to clarify why the warrant the company issued as a commitment fee in connection with the Equity Purchase Agreement is considered a "pre-funded" warrant. In this regard, it does not appear that the investor pre-paid any consideration for the warrant. If you are using the term "pre-funded warrant" to indicate the shares underlying the warrant are not intended to be included in the investor's beneficial ownership, then please so indicate, and state that the investor did not pre-pay any amount for the warrant. Finally, revise to clarify the approximate value of the Commitment Fee as compared to the consideration paid.

Response

The Company respectfully acknowledges the Staff’s comments and advises that in connection with entering into the Equity Purchase Agreement (the “Equity Line”), the Company was required to pay to the investor a commitment fee of $600,000 (the “Commitment Fee”), for which such fee was fully earned as of the day of the execution of the Equity Purchase Agreement, and not contingent upon any other event or condition, including, without limitation, the effectiveness of the Registration Statement or the Company’s submission of a Put Notice to the investor and irrespective of any termination of the Equity Purchase Agreement. Pursuant to the Equity Purchase Agreement, the Company could pay the Commitment Fee in pre-funded warrants to issue shares of Common Stock (the “Pre-Funded Warrants”). The consideration paid, or required to be paid, by the investor in its purchase of the Pre-Funded Warrants was entry into the Equity Purchase Agreement. As the investor entered into the Equity Purchase Agreement prior to the filing of the Registration Statement, the Company received all consideration with regard to the sale of the Pre-Funded Warrants prior to the filing of the Registration Statement.

The disclosure in the prospectus with respect to the Equity Line contained in the Registration Statement states that all consideration for the Pre-Funded Warrants had been received by the Company prior to filing the Registration Statement. Specifically, the prospectus states: “As consideration for the Selling Stockholder’s execution and delivery of, and performance under the Equity Purchase Agreement, on the Execution Date, the Company in its discretion, shall (i) pay to the Investor in cash $600,000 (“Commitment Cash”) or (ii) issue a mixture of shares of common stock and pre-funded warrants to purchase common stock (the “Pre-Funded Warrant”) to the Investor in a form acceptable to the Investor in its sole discretion and having an exercise price per share of $0.001 (the “Commitment Stock”) having a value of $600,000 based on closing price of the Common Stock on July 9, 2025, per the formula in the Pre-Funded Warrant. All of the shares of Commitment Stock were fully earned as of the Execution Date, and the issuance of the shares of Commitment Stock is not contingent upon any other event or condition, including, without limitation, the effectiveness of the Initial Registration Statement (defined below) or the Company’s submission of a Put Notice to the Investor and irrespective of any termination of the Equity Purchase Agreement.” (Emphasis added.)

The Pre-Funded Warrants were sold and issued to the investor prior to filing the Registration Statement, are owned by the selling stockholder, and the selling stockholder’s ownership of such shares is absolute and unconditional. The consideration for that sale was entry into the Purchase Agreement, consideration which cannot be returned. The Company respectfully submits, therefore, that all consideration was received for the sale of the Pre-Funded Warrants prior to filing the Registration Statement and thus that it is appropriate to classify the warrant as a “pre-funded” warrant. Notwithstanding, the Company has revised the Registration Statement to (i) include the emphasized language above on pages 5, 6, and 7, and (ii) to clarify that the shares underlying the pre-funded warrants are not intended to be included in the investor’s beneficial ownership on pages 5 and 21.

7.

Please discuss the provision of the Equity Purchase Agreement that limits the number of shares you may issue without seeking shareholder approval under Nasdaq rules for the issuance of more than 176,177 shares under the Equity Line Agreement and Pre- Funded Warrant. Disclose whether you intend to seek such shareholder approval.

Response

The Company respectfully acknowledges the Staff’s comments and advises that the Company has revised the Registration Statement to discuss the limits to the number of shares that the Company may issue without seeking shareholder approval under Nasdaq rules for the issuance of more than 176,77 shares under the Equity Purchase Agreement and Pre-Funded Warrant, as well as that the Company intends to seek such stockholder approval. Please see pages 5, 7, 8, 10, 11, and 20.

Plan of Distribution, page 15

8.

You indicate that the selling stockholder may engage in hedging transactions and sell securities short. This appears inconsistent with Section 5.2 of the Equity Purchase Agreement. Please advise or revise your disclosure.

Response

The Company respectfully acknowledges the Staff’s comments and advises that the Company has revised the Registration Statement to state that the selling stockholder may not engage in hedging transactions and sell securities short, in accordance with Section 5.2 of the Equity Purchase Agreement. Please see page 23.

General

9.

Please note that the resale of shares issuable under the Equity Purchase Agreement must be registered on a form that the company is eligible to use for a primary offering. For guidance, refer to Question 139.13 of the Securities Act Sections Compliance and Disclosure Interpretations. It appears that the aggregate market value of your common equity held by non- affiliates during the 60 days prior to July 17, 2025 did not exceed the $75 million threshold that General Instruction I.B.1 of Form S-3 specifies. If you are relying on General Instruction I.B.6 for Form S- 3 eligibility, tell us how you have sufficient capacity to register the number of shares you are offering for resale under the Equity Purchase Agreement, and include the information required pursuant to Instruction 7 to General Instruction I.B.6. For guidance, refer to Question 116.21 of the Securities Act Forms Compliance and Disclosure Interpretations. Alternatively, please amend your registration statement on an appropriate form.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to register the securities on a Registration Statement on Form S-1.

10.	Please disclose the number of shares being offered for resale under the Equity Purchase Agreement on the prospectus cover page and throughout the prospectus.

Response

The Company respectfully acknowledges the Staff’s comments and advises that the Company has revised the Registration Statement to disclose the number of shares being offered for resale under the Equity Purchase Agreement, both on the covert page and throughout the prospectus.

11.

Please disclose that the selling shareholder is an underwriter with respect to the resale of the shares issuable under the Equity Purchase Agreement. For guidance, refer to Question 139.13 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response

The Company respectfully acknowledges the Staff’s comments and advises that the Company has revised the Registration Statement to disclose that the selling stockholder is an underwriter with respect to the resale of the shares issuable under the Equity Purchase Agreement. Please see the cover page and pages 6, 20, and 23.

* * *

Should the Staff have any questions or require any additional information, please do not hesitate to contact the undersigned at 619-272-7064, or Daniel Rumsey at 619-272-7062.

Sincerely,

/s/ Jack Kennedy
Jack Kennedy
Partner
Disclosure Law Group, a Professional Corporation

cc:	Matthew Edelman Chief Executive Officer and President Super League Enterprise, Inc.